UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

[  ] TRANSITION REPORT, PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Transition Period from ________ to ________

Commission file number 0-1460

(A) Full title of the plan and address of the plan, if different from that of the issuer named below:

Andersen Group, Inc.
Individual Retirement Plan

(B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Andersen Group, Inc.
405 Park Avenue, Suite 1202
New York, NY 10022

Andersen Group, Inc.

Individual Retirement Plan
Form 11-K
Table of Contents

Page(s)

Report of Independent Accountants	1

Statements of Net Assets Available for Benefits	2
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits
Statement of Changes in Net Assets Available Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4 - 7

Schedule of Assets (Held at End of Year) December 31, 2002	8

Signature	9

Report of Independent Accountants

 To the Participants and Administrator of the
Andersen Group, Inc. Individual Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Andersen Group, Inc. Individual Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ZAO PricewaterhouseCoopers Audit
Moscow, Russia

June 18, 2003

Statements of Net Assets Available for Benefits as of December 31, 2002
	2002	2001

Assets	$ 2,609,647	$ 6,239,359
Marketable securities at fair value	28,747	149,798
Participant loans

Total investments	2,638,394	6,389,157

Employee contributions receivable	595	46,143
Employer contributions receivable	179	15,232

Net assets available for benefits	$ 2,639,168	$ 6,450,532

 The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits as of December 31, 2002
Additions to net assets attributed to
Investment income
Interest and dividends	$ 44,001

Total investment income	44,001

Contributions
Employer	73,856
Employees	214,614

Total contributions	288,470

Total additions	332,471

Deductions from net assets attributed to
Net depreciation in fair value of investments	(836,682)
Benefits paid	(3,307,073)
Fees and expenses	(80)

Total deductions	(4,143,835)

Net decrease in net assets available for benefits	(3,811,364)
Net assets available for benefits at beginning of year	6,450,532

Net assets available for benefits at end of year	$ 2,639,168

 The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1.          Description of the Plan

The following description of the Andersen Group, Inc. Individual Retirement Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document and amendments for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) profit-sharing plan available to employees of Andersen Group, Inc. (the "Company"), including employees of its subsidiary, the J.M. Ney Company ("Ney"), who have attained the age of 18 and who have completed six months of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On March 22, 2002, the Company sold the operating assets of Ney.  As of December 31, 2002, the Plan had only five active participants, all of whom continued to contribute to the Plan.  All former employees of the Company and its subsidiaries, including Ney employees active in the Plan as of the date of the sale, have the option to rollover their balances to another qualified plan.

Contributions

Employees may make voluntary contributions to the Plan of not less than two percent and not more than 15 percent of their total earnings or the IRS limit of $11,000 for 2002, whichever is less.  In accordance with Section 401(k) of the Internal Revenue Code, employees' voluntary contributions are made on a pre-tax basis.  During 2002, employees' voluntary contributions up to six percent of total earnings were matched 50 percent by the Company.

Employees may invest their allocation of the Company's contributions and any voluntary contributions in increments of five percent among the following funds categories:

Fixed Income Funds - These funds are intended to provide interest income by investing in fixed income securities.

Money Market Funds - These funds are intended to provide a fixed rate of return with minimal fluctuation of principal by investing in money market funds, managed guaranteed investment contracts and other short-term securities.

Equity Funds - These funds invest primarily in equity securities to provide long-term capital growth.

Balanced Funds - These funds seek long-term growth of capital and current income by investing in a diversified portfolio of equity and debt securities.

Andersen Group Common Stock -This account invests in the common stock of the Company.

Vesting

Employees are 100 percent vested with respect to their contributions.  Employees become fully vested in their share of the Company's additional contributions ratably over a period of five years of service.  In connection with the sale of Ney's operating assets in March 2002, all Ney employees active at the time of the sale were granted full vesting rights to the employer contribution portion of their accounts.  The value of the account of an employee also becomes fully vested upon the attainment of age 65, death or permanent disability, as defined in the Plan document.  At December 31, 2002, all five actively contributing participants in the Plan had more than five years of service and, accordingly, were fully vested with respect to the employer matching contribution portion of their accounts.

Participant Loans

The Plan contains provisions which permit the plan administrator to authorize loans to participants under certain conditions.  The amount which a participant may borrow from the Plan is limited to the lesser of 50 percent of their account balances or $50,000.  The loans are considered investments of the Plan and accrue interest at the prime rate in effect on the loan origination date.  Each participant's vested account balance serves as collateral for the loan.  Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years (or up to 15 years for the purchase of a primary residence).

Payment of Benefits

Upon retirement, participants may elect to receive distributions of vested benefits in either a lump-sum amount, deferred lump-sum amounts, or monthly or annual installments.  The Plan also provides for distribution of account balances upon termination of employment, permanent disability, death or for certain hardships.

Administrative Expenses

All administrative expenses of the Plan, other than loan servicing fees, are currently paid by the Company.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest, the non-vested portion of the participant's account is forfeited.  Forfeited benefits of terminated participants are allocated first to reinstate previously forfeited accounts of former participants who have become reemployed.  Remaining forfeitures are then allocated to active participants based on the proportion each remaining participant's compensation bears to the total compensation of all remaining participants as of the end of the Plan year.  The Company has elected to utilize unallocated forfeiture balances as of December 31, 2002 to fund employer matching contributions beginning in the year ending December 31, 2003.  Unallocated forfeited nonvested accounts totaled $8,186 and $27,002 as of December 31, 2002 and 2001, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

At December 31, 2002, investments were held by Riggs Bank in five separate investment categories.  Riggs Bank was appointed trustee in place of PW Trust, effective July 1, 2002.  The Money Market Funds are valued at cost which approximates fair value.  The Fixed Income Fund, Equity Funds, Balanced Funds and Andersen Group Common Stock are valued at market based on the closing price at the end of each business day.  Purchases and sales of securities are recorded on a trade-date basis.

 Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.          Investments

The following are investments held by the Plan.  Investments that represent five percent or more of the Plan's net assets are separately identified by an "*".

	2002		2001

Fixed Income Fund	$ 158,475	*	$ 345,834

Bond Fund of America	158,475		345,834

Money Market Funds
PW Trust Stable Value Fund	815,132	*	1,557,431
Riggs Prime Money Market Fund	23,790		27,002

	838,922		1,584,443
Equity Funds
AIM Value Fund, Class A	75,580		268,065
Euro Pacific Growth Fund	211,777	*	630,680
Franklin Small-Mid Cap Growth Fund, Class A	94,091		285,415
Fundamental Investors Fund	288,059	*	837,073
Growth Fund of America	91,735		372,486
PIMCO Innovation Fund, Class A	14,402		69,661
Seligman Capital Fund, Class A	256,191	*	740,353

	1,031,835		3,203,733
Balanced Funds
AIM Balanced Fund, Class A	533,163	*	835,817
Brinson Tactical Allocation Fund, Class A	23,671		78,693

	556,834	*	914,510

Andersen Group Common Stock	23,581		190,849
Participant Loans	28,747		149,798

	$ 2,638,394		$ 6,389,157

 The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

2002

Fixed Income Fund	$ 31,779
Equity Funds	(620,826)
Balanced Funds	(153,072)
Andersen Group Common Stock	(94,563)

Total net depreciation	$ (836,682)

 4.         Related-Party Transactions

Certain Plan investments are held and managed by Riggs Bank, the trustee as defined by the Plan.  Certain Plan investments were held and managed by PW Trust, the former trustee of the Plan through July 1, 2002.  The Plan also invests in the common stock of Andersen Group, the plan sponsor.  Accordingly, the purchase and sale of these securities qualify as party-in-interest transactions.

 5.          Tax Status

The Plan received a determination letter from the IRS dated November 16, 2001, which stated that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan Administrator believes that the Plan is currently operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Fixed Income Fund
	The American Funds Group	Bond Fund of America; 12,478.345	**	$ 158,475

	Money Market Funds
*	Paine Webber Trust	PW Trust Stable Value Fund; 53,366.899 shares	**	815,132
*	Riggs Funds	Riggs Prime Money Market Fund; 23,799.633 shares	**	23,790

				838,922

	Equity Funds
	AIM Funds	AIM Value Fund, Class A; 10,063.9877 shares	**	75,580
	The American Funds Group	Euro Pacific Growth Fund; 9,219.78 shares	**	211,777
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund, Class A 4,286.606 shares	**	94,091
	The American Funds Group	Fundamental Investors Fund; 12,958,120 shares	**	288,059
	The American Funds Group	Growth Fund of America; 4,966.729 shares	**	91,735
	PIMCO Funds	PIMCO Innovation Fund, Class A; 1,337.263	**	14,402
	Seligman Advisors, Inc.	Seligman Capital Fund, Class A; 19,541.614 shares	**	256,191

				1,031,835

	Balanced Fund
	AIM Funds	AIM Balanced Fund, Class A; 25,650,522 shares	**	533,163
		Brinson Tactical Allocation, Class A; 1,185.898 shares	**	23,671

				556,834

	Andersen Group Common Stock
*	Andersen Group, Inc.	Andersen Group Common Stock Unitized Account, 4,555.816 units	**	23,581

	Participant Loans
	Participant Loans	Participant loans with interest at prime rate on grant date; maturities ranging from 1 t 15 years; collateralized by participating balances	**	28,747

	Total assets held for investment purposes			$ 2,638,394

 *    Represents a party-in-interest.

** All investments are participant directed.  Disclosure of cost information is not required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused the Annual Report to be signed by the undersigned thereunto duly authorized.

Andersen Group, Inc.
Individual Retirement Plan

By:   /s/ Andrew M. O'Shea
        Andrew M. O'Shea
        Chief Financial Officer